Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is an article by Crain’s Chicago Business on September 9, 2025, announcing the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”).

Chicago-connected quantum startup makes IPO plans

By John Pletz

John Pletz is a senior reporter covering technology, aviation and cannabis for Crain’s Chicago Business. He joined Crain’s in 2007 and previously covered technology for the American-Statesman in Austin, Texas.

Infleqtion, a quantum-computing company with strong Chicago ties, plans to go public and raise more than a half-billion dollars.

The company recently said it would build a quantum computer at the Illinois Quantum & Microelectronics Park being developed on the former U.S. Steel South Works site in Chicago. The Boulder, Colo.-based startup is one of several companies that are trying to build a utility-scale quantum computer, one that’s large enough to be commercially useful.

A handful of companies, from startups to computing giants such as IBM and Google, are trying to turn the theory of quantum computing into reality, fueling an arms race that easily could take another decade or longer.

To keep pace, Infleqtion plans to go public through a merger with a special-purpose acquisition company, or SPAC. The company said yesterday it will raise about $541 million in the deal by merging with already public Churchill Capital.

It’s a bold and risky move. SPACs, called blank-check IPOs, are on the rise again after a boom-and-bust cycle between 2020 and 2023. They’re viewed as more risky than traditional public offerings because investors put up the money before they know what they’re buying. Those investors then have the option to walk away from the deal.

Many of the companies that went public during the SPAC boom struggled to maintain their $10-per-share offer prices. But SPACs are rebounding, along with the traditional IPO market.

Eighty-six SPACs have raised money this year, up from 57 last year and 31 in 2023, notes University of Florida professor Jay Ritter, citing SPACResearch.com data. SPAC organizers raised $11 billion through the first half of 2025, a more than five-fold increase from the same period a year ago, according to Bloomberg.

Infleqtion CEO Matt Kinsella says he opted for the speed of a SPAC over certainty of a traditional IPO to take advantage of an opportunity. He said a traditional IPO would have taken 18 to 24 months.

“We were financially secure and saw a chance to push our advantage,” he said. “The time is now.”

As for getting caught in another SPAC undertow, Kinsella says: “I’m not worried about it. We have the resources to execute against the opportunity.”

Many of the SPAC flameouts, he says, were companies that weren’t well capitalized. “Over the long term, the market is going to sniff that out.”

Kinsella’s rivals, meanwhile, are bulking up. Publicly traded quantum-computing companies, including DWave, Rigetti and IonQ, have raised $550 million, $350 million and $1.37 billion so far this year, respectively.

The SPAC, if completed, values Infleqtion at $1.8 billion. The company, which has about 180 employees, had $29 million in revenue during the 12 months ended June 30.Among the institutional investors in the SPAC, who are committing $125 million, are hedge fund Maverick Capital and Morgan Stanley’s Counterpoint Global Fund.

Infleqtion, which acquired University of Chicago quantum-software spinout Super.tech three years ago, raised $100 million in venture capital last year. Super.tech co-founder Pranav Gokhale is Infleqtion’s chief technology officer. Illinois, which offered $5 million in incentives to lure Infleqtion to the quantum park here, will become the company’s headquarters for quantum-computing initiatives.

The company, formerly known as ColdQuanta, already makes atomic clocks that are used by NASA and the U.S. Department of Defense. Quantum sensors don’t get as much attention as computers, but the technology is farther along.

Like quantum computers, sensors promise far greater security than current technology. Quantum sensors, which are used in atomic clocks and communications equipment, are seen as offering more precision and better protection from hacks than technologies such as satellite-based GPS. The problem was highlighted recently when the GPS navigation system of a plane carrying a top European Union leader was jammed as it was preparing to land.

“The need for quantum sensing is growing rapidly,” Kinsella says. “We need to make sure we have the resources to execute that.”

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about

Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the

Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.